UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                       MIDCOM Communications, Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    59563X102
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Continued on the following page(s))
                                      Page 1 of  4   Pages

CUSIP NO.    59563X102

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

          First Union Corporation           56-0898180


(2)       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   [ ]
          (b)   [ ]


(3)       SEC Use Only


(4)       Citizenship or Place of Organization:

          North Carolina


Number of Shares              (5)   Sole Voting Power                808,378
                                    -----------------              ---------
Beneficially                  (6)   Shared Voting Power                    0
                                    -------------------            ---------
Owned by Each                 (7)   Sole Dispositive Power           808,378
                                    ----------------------         ---------
Reporting Person With:        (8)   Shared Dispositive Power               0
                                    ------------------------     -----------


(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      808,378

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
      [ ]


(11)  Percent of Class Represented by Amount in Row 9

      5.2%  (based on   15,374,300   shares outstanding on  12/31/95 )
                      --------------                       ---------

(12)  Type of Reporting Person (See Instructions)

      First Union Corporation (HC)

                                                                  Page 3 of 4
Item 1(a)   Name of Issuer:

            MIDCOM Communications, Incorporated

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1111 Third Avenue
            Seattle, WA  98101

Item 2(a)   Name of Person Filing:

            First Union Corporation

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            One First Union Center
            Charlotte, North Carolina 28288-0137

Item 2(c)   Citizenship:

            North Carolina

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            59563X102

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (g) [X] Parent Holding Company, in accordance with section 240.13d-1(b) (ii) (G)

Item 4      Ownership.

             (a)  Amount Beneficially Owned:                         808,378
                                                                     -------
             (b)  Percent of Class:                                    5.2%
                                                                     ------
             (c)  Number of shares as to which such person has:



                 (I)      sole power to vote or to direct the vote                       808,378
                                                                                       ---------
                 (ii)     shared power to vote or to direct the vote                           0
                                                                                     -----------
                 (iii)    sole power to dispose or to direct the disposition of          808,378
                                                                                       ---------
                 (iv)     shared power to dispose or to direct the disposition of              0
                                                                                    ------------

Item 5       Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6       Ownership of More Than Five Percent on Behalf of Another Person.

             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             First Union National Bank of North Carolina           56-0900030

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiary is First Union National Bank of North Carolina (BK). Such subsidiary holds the security being reported on in a fiduciary capacity for customers of such subsidiary.


Item 8       Identification and Classification of Members of the Group.

             Not applicable

Item 9       Notice of Dissolution of Group.

             Not applicable

Item 10      Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

February 12, 1996
Date



Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer